Exhibit 99.6

RP® FINANCIAL, LC. Advisory | Planning | Valuation

December 22, 2017

Board of Directors
Federal Life Group, Inc.
3750 West Deerfield Road
Riverwoods, Illinois 60015

Members of the Board:

We understand that the Board of Directors of Federal Life Mutual Holding Company (the “Company”), has adopted a Plan of Conversion (the “Plan”). In connection with the Plan, the Company will convert from the mutual to stock form of organization, issue all of its capital stock to a newly formed holding company, Federal Life Group, Inc. (“Federal Life Group”), and Federal Life Group will offer shares of its common stock for sale in a subscription offering to all eligible subscribers. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by Federal Life Group for sale in a community offering to Insurance Capital Group LLC, employees, officers and directors of the Company and certain strategic investors.

Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no economic fair market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of stocks of life insurers as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely

RP Financial, LC.

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